Amendment No. 3 to
                                                           SEC File No. 70-9457


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
         (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly,                    New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary             Robert C. Gerlach, Esq.
Pennsylvania Electric Company           Ballard Spahr Andrews &
2800 Pottsville Pike                    Ingersoll, LLP
Reading, Pennsylvania  19605            1735 Market Street - 51st Floor
                                        Philadelphia, Pennsylvania
                                        19103-7599



                 (Names and addresses of agents for service)

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            Penelec  hereby amends its  Declaration  on Form U-1,  docketed in
SEC File No. 70-9457 as follows:
            1. By amending the last sentence of paragraph B of Item 1 to read as follows:
      Penelec will use the net proceeds from the sale to reduce debt, pay dividends and/or fund or offset stranded cost liabilities in accordance with the restructuring order issued by the Pennsylvania Public Utility Commission.

                                    SIGNATURE
                                    ---------


            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                     PENNSYLVANIA ELECTRIC COMPANY



                                     By:   /s/ T. G. Howson
                                        ------------------------------
                                          T. G. Howson
                                          Vice President and Treasurer

Date:    April 8, 1999





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